Sea Breeze Power Corp.
(“the Company”)
Suite 1400, 333 Seymour Street,
Vancouver, British Columbia, Canada V6B 5A6
(604) 689-2991

NEWS RELEASE

January 5, 2005 TSX-VENTURE: SBX

Exercise of Warrants – Proceeds of CDN$ 1,726,507

The Company is pleased to announce the exercise of 11,030,823 warrants originating from the CDN$ 1,000,000 Convertible Debenture of February 7, 2002, and 406,250 warrants originating from the US$ 818,500 Private Placement of April 23, 2004.

With the exercise of these warrants into common shares, the issued and outstanding share capital of the Company as at December 31, 2004 is 58,921,188 common shares and on a fully diluted basis 79,576,500 common shares.

Proceeds of CDN$ 1,726,507 resulting from the exercise of the warrants will be used for general corporate purposes including advancing the development of the Company’s hydroelectric, wind power, and transmission projects.

ON BEHALF OF THE BOARD OF DIRECTORS

“Paul B. Manson”

PAUL B. MANSON, President

For investor information please contact Mr. Remy Quinter.	Email: investor@SeaBreezePower.com
	Toll Free:	1-866-387-1240 ext.257
	Voice:	604-689-2991 ext.257
	Fax:	604-689-2990

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.